                                                                   Exhibit 99.60

News release via Canada NewsWire, Toronto 416-863-9350

       Attention Business Editors:
       TRANSITION THERAPEUTICS INC. BUILDS ON ITS CNS FRANCHISE WITH THE ACQUISITION OF NEUROMEDIX INC.

TORONTO, March 21 /CNW/ -- TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH) announced today that it has signed an agreement to offer to purchase all of the outstanding shares of NeuroMedix Inc. ("NeuroMedix"), a central nervous system ("CNS") focused biopharmaceutical company. NeuroMedix is developing a series of compounds that have been shown to improve cognitive function in degenerative and injury related animal models. These compounds protect neurons by inhibiting glial cell activation and the production of cytokines such as interleukin-1 and TNF-alpha in the brain. NeuroMedix's lead compound, Minozac, has the key characteristics for a CNS drug as it is a small molecule that is orally bioavailable and crosses the blood-brain-barrier. Minozac has been shown to prevent neuronal dysfunction in animal models of Alzheimer's disease and traumatic brain injury and is expected to enter phase I trials in 2007.

"NeuroMedix is an excellent opportunity to acquire a world-class platform of CNS compounds acting through a very promising mechanism of action with application in multiple neurological disease indications. The addition of the NeuroMedix product portfolio, particularly Minozac, continues our overall strategy of building a strong franchise of potential disease-modifying CNS drugs," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

Activation of astrocytes and microglia, as well as increased production of pro-inflammatory cytokines, such as IL-1 and TNF-alpha, in the brain is a major pathology associated with moderate and severe Alzheimer's disease, traumatic brain injury and multiple sclerosis. These disease processes are thought to be involved in the increase in neuronal cell dysfunction and death. Drs. Watterson and Van Eldik from Northwestern University in Chicago have discovered and developed a proprietary class of compounds designed to cross the blood brain barrier and inhibit glial cell activation and pro-inflammatory cytokine production in the brain. These therapeutic compounds, particularly the lead compound Minozac, prevent a number of neurological pathologies, including neuronal dysfunction and cognitive impairment, in Alzheimer's and traumatic brain injury disease models. This class of molecules offers a therapeutic approach with a novel mechanism of action to treat a number of debilitating neurological diseases.

TERMS AND CONDITIONS

The acquisition will be conducted by means of a tender offer ("Offer") for all the outstanding shares of NeuroMedix. Consideration to be paid by Transition for NeuroMedix will be in the form of Transition common shares and the offer represents a deemed purchase price of approximately $11.1 million. Under the Offer,

NeuroMedix common shareholders can receive one common share of Transition for every 5.1429 NeuroMedix common shares tendered. The Offer is subject to a minimum acceptance by the holders of at least 66 2/3 % of all the shares of NeuroMedix.

The Board of Directors of NeuroMedix unanimously recommends the Offer to NeuroMedix shareholders. NeuroMedix's directors, officers and certain large shareholders who collectively own or control 59% of NeuroMedix shares have signed lock-up agreements in which they agree to tender their shares to the Offer. Documents relating to the Offer are expected to be available to shareholders of NeuroMedix as soon as reasonably practicable and, in any event, not later than April 15, 2007.

ABOUT TRANSITION

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include AZD-103 for the treatment of Alzheimer's disease and regenerative therapies E1-I.N.T.TM and GLP1-I.N.T.TM for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
     (TTH.)

CO: Transition Therapeutics Inc.

CNW 08:00e 21-MAR-07